AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, effective as of March 31, 2020, by and between Westwood Management Corp. (the “Adviser”) and The Advisors’ Inner Circle Fund (the “Trust”) (the “Agreement”), on behalf of each series of the Trust set forth in Schedule A attached hereto (each a “Fund,” and collectively, the “Funds”).

WHEREAS, the Trust is a Massachusetts voluntary association (commonly known as a business trust) organized under an Agreement and Declaration of Trust, dated July 18, 1991, as amended and restated as of February 18, 1997 and amended May 15, 2012 (the “Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust;

WHEREAS, the Trust and the Adviser entered into an Investment Advisory Agreement dated December 16, 2005, as amended (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to each Fund for compensation based on the value of the average daily net assets of each such Fund;

WHEREAS, the Trust and the Adviser entered into an Amended and Restated Expense Limitation Agreement dated March 31, 2020, pursuant to which the Adviser has agreed to limit certain expenses, excluding investment advisory fees, of certain funds to which it provides investment advisory services, which may include one or more of the Funds (the “Westwood Funds Other Expense Limitation Agreement”); and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain certain expenses, including investment advisory fees, of each Fund at a level at or below the level to which each such Fund would normally be subject in order for each Fund’s Fund Operating Expenses (as hereinafter defined) to not exceed the Maximum Annual Operating Expense Limit (as hereinafter defined) specified for such Fund in Schedule A hereto.

NOW THEREFORE, the parties hereto agree as follows:

1. Expense Limitation.

1.1. Applicable Expense Limit. To the extent that the aggregate expenses incurred by a Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser (but excluding interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses not incurred in the ordinary course of such Fund’s business (including litigation expenses)) and expenses for which payment has been made through the use of all or a portion of brokerage commissions (or markups or markdowns) generated by that Fund (“Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

1.2. Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to each Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of each Fund. The Maximum Annual Operating Expense Limit for each Fund contemplates that certain expenses for each Fund may be paid through the use of all or a portion of brokerage commissions (or markups or markdowns) generated by that Fund.

1.3. Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month of a Fund exceed the Maximum Annual Operating Expense Limit of such Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, or would cause a class of a Fund to pay a different share of the investment advisory fee than another class of the Fund, the Adviser shall also remit to the appropriate Fund or Funds an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year (or the termination of this Agreement if sooner), an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund or Funds with respect to the previous fiscal year shall equal the Excess Amount for such fiscal year.

1.5. Interaction with Other Agreements. For the avoidance of doubt, an investment advisory fee waiver or reduction or a payment remitted by the Adviser to a Fund pursuant to the Westwood Funds Other Expense Limitation Agreement shall be deemed to be an investment advisory fee waiver or reduction or a payment remitted by the Adviser to the Fund for the purposes of this Agreement.

2. Reimbursement of Fee Waivers and Expense Payments.

2.1. Reimbursement. At any time in which the Advisory Agreement is still in effect, the Adviser shall be entitled to reimbursement by each Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Adviser to such Fund pursuant to Section 1 hereof to the extent that the estimated aggregate Fund Operating Expenses of such Fund for the fiscal year are less than the Maximum Annual Operating Expense Limit (i) at the time of the fee waiver or expense payment and (ii) at the time of the reimbursement. The total amount of reimbursement to which the Adviser may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund, pursuant to Section 1 hereof, during the rolling three (3)-year period preceding the date of the reimbursement, less any reimbursement previously paid by such Fund to the Adviser, pursuant to this Section 2, with respect to such waivers, reductions, and payments. For the avoidance of doubt, the Reimbursement Amount for any such waiver, reduction or other remittance by the Adviser shall be determined by reference to its own rolling 3-year period. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

2.2. Board Notification. Each Fund shall provide to the Board of Trustees of the Trust (the “Board”) a quarterly report of any reimbursements paid to the Adviser pursuant to this Agreement.

2.3. Method of Computation. To determine each Fund’s accrual, if any, to reimburse the Adviser for the Reimbursement Amount, each month the Fund Operating Expenses of each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of a Fund for any month are less than the Maximum Annual Operating Expense Limit of such Fund, such Fund shall accrue into its net asset value an amount payable to the Adviser sufficient to increase the annualized Fund Operating Expenses of that Fund to an amount no greater than the Maximum Annual Operating Expense Limit of that Fund, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount. For accounting purposes, amounts accrued pursuant to this Section 2 shall be a liability of the Fund for purposes of determining the Fund’s net asset value.

2.4. Payment and Year-End Adjustment. Amounts accrued pursuant to this Agreement shall be payable to the Adviser as of the last day of each month. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of a Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Maximum Annual Operating Expense Limit for such fiscal year.

2.5. Interaction with Other Agreements. For the avoidance of doubt, any reimbursement payment made by a Fund pursuant to this Agreement must be consistent with the reimbursement provisions of the Westwood Funds Other Expense Limitation Agreement, and shall be deemed to be a reimbursement payment by the Fund for the purposes of the Westwood Funds Other Expense Limitation Agreement.

2.6. Survival. Subject to Section 2.1, this Section 2 shall survive the termination of this Agreement.

3. Term and Termination of Agreement.

3.1 All Funds (Except the Westwood Total Return Fund).

This Agreement shall continue in effect with respect to each Fund (except the Westwood Total Return Fund) until the date indicated on Schedule A (“Initial Term End Date”) and shall thereafter continue in effect from year to year for successive one-year periods, provided that this Agreement may be terminated, without payment of any penalty, with respect to any such Fund:

(i) by the Trust, for any reason and at any time;

(ii) by the Adviser, for any reason, upon ninety (90) days’ (or such shorter period as agreed to by the Trust) prior written notice to the Trust at its principal place of business, such termination to be effective as of the close of business on the Initial Term End Date or as of the close of business of the last day of the then-current term; or at such earlier time provided that such termination is approved by majority vote of the Trustees, including a majority of those Trustees who are not “interested persons” (as such term is defined in the 1940 Act) of the Trust (“Independent Trustees”) voting separately; and

(iii) automatically upon the termination of the Advisory Agreement.

3.2 Westwood Total Return Fund.

This Agreement shall continue in effect with respect to the Westwood Total Return Fund until the date indicated on Schedule A (“Initial Term End Date”) and shall thereafter continue in effect until its termination by shareholders of the Westwood Total Return Fund.

4. Miscellaneous.

4.1. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2. Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Trust or the Funds. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the affected Fund and that no Trustee, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities. The Trust’s Declaration of Trust, as amended from time to time, is on file in the Office of the Secretary of State of the Commonwealth of Massachusetts. Such Declaration of Trust describes in detail the respective responsibilities and limitations on liability of the Trustees, officers, and holders of shares of beneficial interest.

4.3. Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

4.4. Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

4.5. Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the Commonwealth of Massachusetts without giving effect to the conflicts of law principles thereof, and the parties consent to the jurisdiction of courts, both state or federal, in Massachusetts, with respect to any dispute under this Agreement.

4.6. Amendment. This Agreement may not be amended except pursuant to a writing signed by the parties hereto and in accordance with the 1940 Act, when applicable.

4.7. Assignment. The Adviser may not assign its right or obligations under this Agreement except with prior approval by majority vote of the Trustees, including a majority of Independent Trustees voting separately.

4.8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

4.9. Entire Agreement. This Agreement, including any schedules hereto (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

THE ADVISORS INNER CIRCLE FUND,

on behalf of each series of the Trust set forth in Schedule A

/s/ Matthew M. Maher
Name: Matthew M. Maher
Title: Vice President and Secretary

WESTWOOD MANAGEMENT CORP.

/s/ Bill Hardcastle
Name: Bill Hardcastle
Title: SVP

SCHEDULE A

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

Name of Fund	Maximum Annual Operating Expense Limit	Initial Term End Date
Westwood LargeCap Value Fund	Institutional Shares 0.65% A Class Shares 0.90% C Class Shares 1.65%	February 28, 2021 February 28, 2021 February 28, 2022
Westwood Income Opportunity Fund	Institutional Shares 0.90% A Class Shares 1.15% C Class Shares 1.90%	February 28, 2021 February 28, 2021 February 28, 2021
Westwood SMidCap Fund	Institutional Shares 0.88%	February 28, 2021
Westwood SmallCap Fund	Institutional Shares 0.99% A Class Shares 1.04% C Class Shares 1.79% Y Class Shares 0.84%	February 28, 2021 February 28, 2021 February 28, 2021 February 28, 2022
Westwood Total Return Fund	Institutional Shares 0.75%	February 28, 2021
Westwood Emerging Markets Fund	Institutional Shares 1.20% A Class Shares 1.45%	February 28, 2021 February 28, 2021
Westwood Flexible Income Fund	Institutional Shares 0.79% A Class Shares 1.04% C Class Shares 1.79%	February 28, 2021 February 28, 2022 February 28, 2022